UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                    FORM 15


         CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
       SECTION 12(g)OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
          OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.


                                         Commission File Number 33-95928


                         LS Power Funding Corporation
          ------------------------------------------------------
          (Exact name of registrant as specified in its charter)


            402 East Main Street, Bozeman MT 59715, (406) 587-7397
       -------------------------------------------------------------
       (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)


                           LSP-Cottage Grove, L.P.
                      LSP-Whitewater Limited Partnership


           402 East Main Street, Bozeman MT 59715, (406) 587-7397
        -------------------------------------------------------------
        (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)


               7.19% Senior Secured Bonds Due 2010, Series A of
                         LS Power Funding Corporation
               8.08% Senior Secured Bonds Due 2016, Series A of
                         LS Power Funding Corporation

             7.19% First Mortgage Bonds of LSP-Cottage Grove, L.P. 8.08% First Mortgage Bonds of LSP-Cottage Grove, L.P.

       7.19% First Mortgage Bonds of LSP-Whitewater Limited Partnership 8.08% First Mortgage Bonds of LSP-Whitewater Limited Partnership
       ----------------------------------------------------------------
           (Title of each class of securities covered by this Form)


                                     None
        ---------------------------------------------------------------
        (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    ( )           Rule 12h-3(b)(1)(i)    (X)
     Rule 12g-4(a)(1)(ii)   ( )           Rule 12h-3(b)(1)(ii)   ( )
     Rule 12g-4(a)(2)(i)    ( )           Rule 12h-3(b)(2)(i)    ( )
     Rule 12g-4(a)(2)(ii)   ( )           Rule 12h-3(b)(2)(ii)   ( )
     Rule 15d-6             ( )           Rule 12h-3(b)(3)       ( )

   Approximate number of holders of record as of the certification or notice date:

   7.19% Senior Secured Bonds Due 2010, Series A
         of LS Power Funding Corporation                                12
   8.08% Senior Secured Bonds Due 2016, Series A
         of LS Power Funding Corporation                                 8
   7.19% First Mortgage Bonds of LSP-Cottage Grove, L.P.                 1
   8.08% First Mortgage Bonds of LSP-Cottage Grove, L.P.                 1
   7.19% First Mortgage Bonds of LSP-Whitewater Limited Partnership      1
   8.08% First Mortgage Bonds of LSP-Whitewater Limited Partnership      1


         __________________________________________________________

        Pursuant to the requirements of the Securities Exchange Act of 1934 LS Power Funding Corporation, LSP-Cottage Crove, L.P., and LSP-Whitewater Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

        Date:  November 3, 1997            By:

                                           /s/ Michael Liebelson
                                           ------------------------------
                                           Name:   Michael Liebelson
                                           Title:  Managing Director and
                                                      Treasurer